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                                                      January 7, 2008

VIA Overnight Mail

Hanna T. Teshome, Esq.
Special Counsel, Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3720

Re:	Eastman Kodak Company
	Definitive schedule 14A
	Filed March 30, 2007
	File No. 001-00087

Dear Ms. Teshome:

This letter responds to your comment letter dated December 17, 2007 regarding the above referenced Proxy Statement filed on Form 14A on March 30, 2007 (the "Proxy Statement") by Eastman Kodak Company (the "Company").

As requested in the original comment letter dated September 26, 2007, we hereby acknowledge that:

	* The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

	* Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

	* The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For convenience of reference, your comment is set forth in bold below followed by our response.

1.	While we note your response to prior comment 1, we re-issue
that comment. Please confirm that you will identify all benchmark companies in your future filings. In addition, please confirm that you will disclose where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please confirm that you will explain why. Alternatively, if you are not using such surveys to benchmark competitive compensation but rather are relying on such additional information to provide your compensation committee with general information to assist in its compensation level deliberations, please indicate such in your response letter and clarify disclosure in future filings accordingly.


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We acknowledge your comment with respect to identification of the companies used for purposes of benchmarking compensation levels. In response, we respectfully share with you both the substantive basis for not disclosing the identify of all benchmark companies contained in surveys used by our Compensation Committee (the "Committee") in its deliberations regarding compensation levels for our Named Executive Officers and the practical problem such disclosure poses in terms of its compliance.

As mentioned in our original response letter of November 21, 2007, the Committee used two national non-industry specific surveys in setting our Named Executive Officers' total direct compensation in 2006. By way of background, we would like to explain more fully how this survey data was used.

First, the Committee did not benchmark total direct compensation based upon a specific group of peer companies, rather it utilized general market data from surveys conducted by third-party organizations. As discussed in our original response letter, the surveys used by the Committee's consultant to provide market data were the 2006 Towers Perrin Executive Compensation Survey and the 2006 Hewitt Executive Compensation Survey. The surveys do not provide information by reference to individual companies; rather, they present aggregated compensation by revenue band for the group of companies falling within each band. For example, one band may include companies with revenues ranging from $6 to $10 billion and the next band may include companies ranging from $10 to $20 billion. To ensure that the data is size-adjusted to be similar to the gross revenue of our Company, the Committee's consultant used the band with median revenues below that of the Company (i.e., the low band) and the band with median revenues above (i.e., the high band) the Company, which were then interpolated based on the Company's revenue (or the business unit, for non-corporate executives) to determine the median market rate. The interpolated value represents the sum of the low band median compensation plus a percentage of the difference between the low and high band values, with the percentage calculated based on the positioning of the Company's actual revenue relative to the range of median revenues for the low and high bands in the surveys (e.g., the percentage factor would be 50% if Company revenue was equidistant between the low and high bands). This process was used for purposes of reporting market data for base salary, annual variable pay, long-term variable equity incentive compensation and total direct compensation for the Named Executive Officers. The Committee sought to set the aggregate target total direct compensation for each Named Executive Officer at the median of total direct compensation paid to executives in similar positions with similar responsibilities. It did not, however, set each component of a Named Executive Officer's total direct compensation at the median for that component of compensation paid to executives in similar positions with similar responsibilities.


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We respectfully contend that the disclosure of the companies within the surveys is not material information to our investors and, if disclosed, could possibly be misleading to them. In our November 21, 2007 letter, we stated that the Committee did not review the specific companies identified in the surveys. Furthermore, neither the Committee nor the Company reviewed the specific companies within the particular survey's revenue bands that were used for comparison purposes. Thus, given that neither the Committee nor anyone else within the Company reviewed either
(a) the names of the companies used by the surveys or (b) the specific companies within the particular survey's revenue bands that were used for comparison purposes, we respectfully contend that this information cannot be material to our investors and would not help our investors better understand our compensation practices. Furthermore, we feel this information could possibly be misleading to our investors since its disclosure may imply that the identity of the survey companies was actually reviewed by someone within the Company.

There is also a practical concern associated with the disclosure of the requested information. We have contacted the owners of the surveys for the purpose of seeking their approval to disclose this information. In each case, the owners have raised concerns about the disclosure of company names based on the belief that this is proprietary confidential information. Thus, even if you determine that the requested information is material to our investors, we may not be able to disclose this information due to its proprietary nature.

With regards to the other issues raised by your comment, to the extent applicable in future filings, we will clarify which elements of Named Executive Officer compensation are targeted against benchmark companies, the targeted ranges for any such element, and where actual payments fall against such targeted ranges. Where actual compensation falls outside a targeted range, we will explain the variance. If the Committee in future years utilizes compensation surveys only as a general reference to assist in its annual review of our Named Executive Officers' compensation, we will clarify our disclosure accordingly.

                                * * *

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We appreciate your additional comment as we seek to enhance our compliance under the new executive compensation disclosure rules. If you would like to discuss our response above, please contact me at 585-724-3378.

						Sincerely,



						/s/ Laurence L. Hickey

						Laurence L. Hickey



cc:  Antonio M. Perez
     Timothy M. Donahue
     Frank S. Sklarsky
     Joyce P. Haag
     Robert L. Berman
     Virginia M. Meredith
     Ronald O. Mueller, Gibson, Dunn & Crutcher LLP